                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              Click Commerce, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   18681D-10-9
                                 (CUSIP Number)

                                March 26, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]     Rule 13d-1(b)

[ X  ]     Rule 13d-1(c)

[    ]     Rule 13d-1(d)

*The  remainder  of  this  cover  page  shall  be  filled  out  for a  reporting person’s  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934  (“Act”)  or otherwise  subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, see the Notes).

Potential persons who are to respond to the collection of information  contained in this form are not  required to respond  unless the form  displays a currently valid OMB control number.

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CUSIP No.  18681D-10-9               13G                Page 2 of 6 Pages
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1.  Names of Reporting Persons   Compaq Computer Corporation
    I. R. S. Identification Nos. of Above Persons (entities only)  76-0011617
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x]
                                                                        (b) [ ]
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3.  SEC  Use Only  _____________________________
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4.  Citizenship or Place of Organization
    State of Delaware
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                      5.   Sole Voting Power:  1,785,528  shares of Common Stock,
                           par value $.001 per share
 Number of Shares
Beneficially Owned    ---- -----------------------------------------------------
  by Each Reporting   6.   Shared Voting Power: -0-
                      ---- -----------------------------------------------------
      Person          7.   Sole  Dispositive  Power:  1,785,528 shares of Common
      With:                 Stock, par value $.001 per share
                      ---- -----------------------------------------------------
                      8.   Shared Dispositive Power: -0-
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9.      Aggregate Amount  Beneficially  Owned by Each Reporting Person:
        1,785,528 shares of Common Stock, par value $.001 per share
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10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)    [  ]
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11.     Percent of Class Represented by Amount in Row (9): 4.45%
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12.     Type of Reporting Person (See Instructions): CO
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CUSIP No.  18681D-10-9          13G                Page 3 of 6 Pages
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1.     Names of Reporting Persons   CPQ Holdings, Inc.
       I.R.S. Identification Nos.of Above Persons(entities only) 51-0337545
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2.     Check the Appropriate Box if a Member of a Group (See Instructions)(a)[x]
                                                                          (b)[ ]
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3.     SEC  Use Only  _____________________________
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4.     Citizenship or Place of Organization
       State of Delaware
------ -------------------------------------------------------------------------
------- ------------------------------------------------------------------------
                      5.   Sole Voting Power:  1,785,528  shares of Common Stock,
                           par value $.001 per share
 Number of Shares
Beneficially Owned    ---- -----------------------------------------------------
  by Each Reporting   6.   Shared Voting Power: -0-
                      ---- -----------------------------------------------------
      Person          7.   Sole  Dispositive  Power:  1,785,528 shares of Common
      With:                 Stock, par value $.001 per share
                      ---- -----------------------------------------------------
                      8.   Shared Dispositive Power: -0-
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9.      Aggregate Amount  Beneficially  Owned by Each Reporting Person:
        1,785,528 shares of Common Stock, par value $.001 per share
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares  (See
        Instructions)    [  ]
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11.     Percent of Class Represented by Amount in Row (9): 4.45%
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12.     Type of Reporting Person (See Instructions): CO
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CUSIP No.  18681D-10-9             13G           Page 4 of 6 Pages
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Item 1(a).     Name of Issuer.

               Click Commerce, Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices.

               200 E. Randolph Dr., Suite 4900, Chicago, IL  60601

Item 2(a)-(c). Name, Address of Principal Business Office and Citizenship of
               Person Filing.

               Compaq Computer Corporation
               20555 SH 249
               Houston, TX 77070
               Incorporated under the laws of the State of Delaware

               CPQ Holdings, Inc.
               20555 SH 249
               Houston, TX 77070
               Incorporated under the laws of the State of Delaware

Item 2(d).     Title of Class of Securities.

               Common Stock, par value $.001 per share

Item 2(e).     CUSIP Number.

               18681D-10-9

Item 3

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b)
or (c), check whether the person filing is a:

        (a)    __  Broker or Dealer registered under Section 15 of the Act
                   (15 U.S.C. 780);
        (b)    __  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
        (c)    __  Insurance Company as defined in Section 3(a)(19) of the Act
                   (15 U.S.C. 78c)
        (d)    __  An Investment  Company  registered under section 8 of the
                   Investment  Company Act of 1940 (15 U.S.C. 80a-8);
        (e)    __  An Investment Adviser in accordance with
                   §240.13d-1(b)(1)(ii)(E);
        (f)    __  An Employee Benefit Plan or Endowment Fund in accordance with see §240.13d-1(b)(1)(ii)(F);
        (g)    __  A Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G);
        (h)    __  A savings  association  as defined in Section 3(b) of the
                   Federal  Deposit  Insurance Act (12 U.S.C. 1813);
        (i)    __  A church  plan that is  excluded  from the  definition  of an investment  company  under section 3(c) (14) of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j)    __  Group, in accordance with §240.13d-1(b)(1)(ii)(J)

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CUSIP No.  18681D-10-9                13G            Page 5 of 6 Pages
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Item 4.  Ownership.  If the percent of the class owned, as of December 31 of the year covered by the statement,  or as of the last day of any month  described in
Rule  13d-1(b)(2),  if applicable,  exceeds five percent,  provide the following information  as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:  1,785,528
     (b)  Percent of Class: 4.45%
     (c)  Number of Shares as to which such person has:

         (i)    sole power to vote or to direct the vote: 1,785,528
         (ii)   shared power to vote or to direct the vote: -0-
         (iii)  sole power to dispose or to direct the disposition of: 1,785,528
         (iv)   shared power to dispose or to direct the disposition of: -0-

Instruction:  For computations  regarding  securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this  statement  is being filed to report the fact that as of the date hereof the  reporting  person has ceased to be the  beneficial  owner of more than five percent of the class of securities, check the following _X_.

        Instruction: Dissolution of a group requires a response to this item.
        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
        Not Applicable

Item 7. Identification  and  Classification  of the Subsidiary Which Acquired
        the Security Being Reported on By the Parent Holding Company.
        Not Applicable

Item 8. Identification and Classification of Members of the Group.  Compaq
        Computer  Corporation  CPQ  Holdings,  Inc., a  wholly-owned  subsidiary of Compaq Computer Corporation

Item 9. Notice of Dissolution of Group.
        Not Applicable

Item 10.  Certification.  By  signing  below I certify  that,  to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing  or  influencing  the control of the issuer of the  securities  and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.  18681D-10-9                 13G            Page 6 of 6 Pages
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                              Signatures

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                COMPAQ COMPUTER CORPORATION

                                        /s/ Linda S. Auwers
Date: March 27, 2002            By:_____________________________
                                     Linda S. Auwers
                                     Vice President, Deputy General Counsel
                                     and Secretary

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                CPQ HOLDINGS, INC.

                                        /s/ Linda S. Auwers
Date: March 27, 2002            By: ____________________________
                                     Linda S. Auwers
                                     Vice President and Secretary

The  original  statement  shall be signed by each  person  on whose  behalf  the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized  representative (other than an executive
officer   or   general   part  of  this   filing   person),   evidence   of  the
representative’s  authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be  incorporated  by reference.
The name and any title of each person who signs the statement  shall be typed or printed beneath his signature.